06006436

SECUR... ...SION
Washington, D.C. 20549

RECEIVED APR 3 2006 SEC MAIL PROCESSING SECTION WASH., D.C. 160

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53691

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 01 05 AND ENDING Dec 31 / 05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Times Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9550 Flair Dr #104
(No. and Street)

El Monte CA 91731
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephanie Chooi 626-442-0804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chung & Chung Accountancy Corporation, CPA
(Name – *if individual, state last, first, middle name*)

829 S. Lemon Ave Suite A-11-c Walnut, CA 91789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 21 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephanie Chooi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Times Securities, Inc., as of Dec 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

3/31/06

Notary Public

CHRISTINE D. YEE
Commission # 1483526
Notary Public - California
Los Angeles County
My Comm. Expires May 10, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE- DECEMEBER 31, 2005

TIMES SECURITIES, INC.
9550 FLAIR DRIVE, SUTIE 104
EL MONTE, CA 91731

CONTENTS

CHUNG & CHUNG ACCOUNTANCY CORP., CPAS
829 S. Lemon Ave., Suite A11-C, Walnut, CA 91789
Tel: 909-594-8890 <> Fax: 909-594-8879
Certified Public Accountants

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Times Securities, Inc.
El Monte, California

I have audited the accompanying statement of financial condition of Times Securities, Inc. as of December 31, 2005 and related statements of income, cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1943 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Times Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimate made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Times Securities, Inc. as of December 31, 2005 and the results of its operation cash flows and shareholder's equity for the year then ended in conformity with accounting principles generally accepted in the Untied States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully disclosed in Note 1 to the financial statements, the Company has recurring losses for each of the last two fiscal years. In addition, a customer of the Company filed a claim against the Company to recover his investment loss from the Company as detailed in Note 6. The Company was in the process of arbitration and the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Mandy Chung

Chung & Chung Accountancy Corporation, CPA
Walnut, California
March 30, 2006

TIMES SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS		
Cash		$ 28,098
Clearing deposits		15,000
Accounts receivable	$ 24,317	
Less: Allowance for doubtful accounts	(16,380)	
Net accounts receivable		7,937
Other assets		1,285
TOTAL ASSETS		$ 52,320

LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accrued expenses		$ 11,320
Commission Payable		24,136
TOTAL LIABILITIES		$ 35,456
SHAREHOLDER'S EQUITY		
Common stock ($5 par value, 1,000,000 shares Authorized, 5,000 shares issued and outstanding)	$ 25,000	
Paid-in capital	44,234	
Retained earnings (deficit)	(52,370)	16,864
		$ 52,320

See Accompanying Notes to Financial Statements

TIMES SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	$	92,474
TOTAL REVENUES		92,474
EXPENSES		
Commissions		53,617
Legal and professional		1,100
Outside service		3,000
Regulatory fees and expenses		12,738
Rents		20,000
Bad debt expense		16,380
Other expenses		687
TOTAL EXPENSES		107,522
INCOME (LOSS) BEFORE TAX PROVISION		(15,048)
INCOME TAX PROVISION		800
NET INCOME (LOSS)	$	(15,848)

See Accompanying Notes to Financial Statements

TIMES SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHODLERS' EQUITY
FOR THE YEAR ENDED DECEMEBER 31, 2005

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2004	5,000	$25,000	$20,834	($37,322)	$8,512
Prior Year Adjustment (Note 5)				800	800
Paid-in Capital			23,400		23,400
Net Income (Loss)				(15,848)	(15,848)
Balance, December 31, 2005	5,000	$ 25,000	$ 44,234	$ (52,370)	$ 16,864

See Accompanying Notes to Financial Statements

TIMES SECURITES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flow from Operating Activities		
Net income (Loss)	$	(15,848)
Change in operating assets and liabilities:		
Increase in net accounts receivable		(7,201)
Increase in other assets		(16,180)
Increase in accrued expenses		8,860
Increase in commission payable		23,584
Prior year adjustment		800
Net Cash Provided by (Used in) Operating Activiites		9,863
Cash Flows from Investing Activities		0
Cash Flows from Financing Activities		
Paid-in capital		23,400
Net Cash Provided by Financing Activities		23,400
Net Increase in Cash		17,415
Cash at Beginning of Year		10,683
Cash at End of Year	$	28,098
Supplemental Information		
Interest paid	$	0
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

TIMES SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 – Summary of Significant Accounting Polices

Organization

Times Securities, Inc. (the Company) was incorporated in California on November 8, 2001 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company was approved by the NASD in May 2002. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt form the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii). The Company maintains its principal and only office in EL Monte, California.

Securities Transactions

Customers' securities transactions and related commission income and expenses are recorded on a settlement-date basis, generally the third business day following the transactions. The financial statement effect of recording these transactions at settlement date rather than the transaction date is not significant.

Risks and Uncertainties

The Company is a start-up company subject to the substantial business risks and uncertainties inherent to such an entity, including the potential risk of business failure.

The accompanying financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company has a loss of $15,399 for the year of 2005 and the main component for this loss is attributed to the bad debt expense of $16,380 (See Note 6). There is no assurance the Company will be able to generate sufficient revenues or obtain sufficient funds when needed, or that such funds, if available, will be obtained on terms satisfactory to the Company. However, 75% of the commission revenue of $16,380 was recorded as commission expense and accounts payable to the representative who is also the president of the Company. The representative would waive the rights to claim such payables if necessary.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Depreciation is calculated on the accelerated method over estimated economics lives.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements.

Note 3- Provision for Income Taxes

The Company's fiscal year ends December 31. The provision for income taxes for the year consists of the following:

Federal	$	0
State		800
	$	800

Note 4 – Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 5 – Prior Year Adjustment

Prior year adjustment of $800 was made to correct the over-stated state income tax expense reported for the year of 2002 as there was no minimum tax of $800 required for the first year of Company's incorporation.

Note 6 – Pending Arbitration

A customer of the Company filed a claim against the Company to recover his investment loss from the Company. The Company was in the process of arbitration and the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The same customer also filed the claim against the introducing broker-dealer of the Company. As a result, this broker-dealer company withheld the Company's commissions pending on the arbitration. The Company recorded an allowance for doubtful accounts in the amount of $16,380 and recorded such amount as bad debt expenses for this year 2005.

TIMES SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15C3-1
December 31, 2005

COMPUTATION OF NET CAPITAL		
Total ownerhsip equity from statement of financial condition	$	16,864
Non-allowable assets:		
Other receivable		
Other assets		(1,285)
NET CAPITAL	$	15,579
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	2,365
Minimum dollar net capital required		5,000
Net capital required (greater of above amounts)		5,000
EXCESS CAPITAL	$	10,579
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	12,033
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	35,456
Percentage of aggregate indebtedness to net capital		228%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	31,996
VARIANCE		
Allowance for Doubtful Accounts		(16,380)
Accounts Receivable		(151)
Miscellaneous Payable		114
NET CAPITAL PER AUDIT REPORT	$	15,579

See Accompanying Notes to Financial Statements

PART II

TIMES SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

CHUNG & CHUNG ACCOUNTANCY CORP., CPAS
829 S. Lemon Ave., Suite A11-C, Walnut, CA 91789
Tel: 909-594-8890 <> Fax: 909-594-8879
Certified Public Accountants

Report of Independent Accountant
On Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Times Securities, Inc.
El Monte, California

In planning and performing my audit of the financial statement of Times Securities, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for the determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: 1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; 2) in complying with the Governors of Federal Reserve System; or 3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cots of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objective of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

CHUNG & CHUNG ACCOUNTANCY CORP., CPAS
829 S. Lemon Ave., Suite A11-C, Walnut, CA 91789
Tel: 909-594-8890 <>Fax: 909-594-8879
Certified Public Accountants

Board of Directors
Times Securities, Inc.
El Monte, California

Rule 171-5(g) lists additional objective of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terror or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and note be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weakness as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such condition had not been complied with during the year ended.

I understand that the practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Mandy Chung

Chung & Chung Accountancy Corporation, CPAs
Walnut, California
March 30, 2006